UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                          Powerwave Technologies, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    739363109
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                                 (CUSIP Number)

                                February 7, 2008
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  739363109
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):
                        Marc C. Cohodes
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                     (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by
  Each Reporting Person With:          (5)  Sole Voting Power:        6,884,378*
                                            ------------------------------------
                                       (6)  Shared Voting Power:              0
                                            ------------------------------------
                                       (7)  Sole Dispositive Power:   6,884,378*
                                            ------------------------------------
                                       (8)  Shared Dispositive Power:         0
                                            ------------------------------------
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                 6,884,378*
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(10) Check if  the Aggregate  Amount in  Row (9) Excludes  Certain  Shares  (See
     Instructions):   N/A
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(11) Percent of Class Represented by Amount in Row (9):   5.3%*
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(12) Type of Reporting Person (See Instructions):  IN
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* Based on  131,025,207  shares of common  stock,  par value  $0.0001  per share
("Common Stock"), of Powerwave Technologies, Inc. (the "Company"), outstanding as of October 29, 2007, as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2007. As of February 7, 2008, Copper River Partners, L.P., a New York limited partnership ("Copper River"), and the other investment funds and accounts over which Marc C. Cohodes holds investment control and voting control with respect to their investments (collectively, the "Funds"), held in the aggregate 6,884,378 shares of the Company's Common Stock, or 5.3% of those shares of Common Stock deemed issued and outstanding as of that date. Mr. Cohodes by virtue of his position as (i) the managing partner of Copper River, and (ii) the President of Copper River Management, L.P., the investment advisor to the Funds, possesses the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cohodes, as of February 7, 2008, is deemed to beneficially own 6,884,378 shares of the Company's Common Stock, or 5.3% of those shares of Common Stock deemed issued and outstanding as of that date.

Item 1(a). Name Of Issuer:  Powerwave Technologies, Inc.

Item 1(b). Address of Issuer's Principal  Executive Offices:
           1801 E. St. Andrew Place, Santa Ana, California  92705


Item 2(a). Name of Person Filing:  Marc C. Cohodes

Item 2(b). Address of Principal Business Office or, if None, Residence:
           c/o Copper River Management, L.P., 12 Linden Place,
           Second Floor, Red Bank, New Jersey 07701

Item 2(c). Citizenship:  United States

Item 2(d). Title of Class of Securities:   Common Stock, par value $0.0001 per
           share

Item 2(e). CUSIP No.:  739363109


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

           Not Applicable.


Item 4.    Ownership

           (a)  Amount Beneficially Owned (as of February 7, 2008):   6,884,378*

           (b)  Percent of Class (as of February 7, 2008):                 5.3%*

           (c)  Number of Shares as to which such person has:

               (i) Sole power to vote or to direct the vote:          6,884,378*

               (ii) Shared power to vote or to direct the vote:                0

               (iii) Sole power to dispose or to direct the
                     disposition of:                                  6,884,378*

               (iv) Shared power to dispose or to direct the
                    disposition of:                                            0

----------------------
* Based on 131,025,207 shares of common stock, par value $0.0001 per share ("Common Stock"), of Powerwave Technologies, Inc. (the "Company"), outstanding as of October 29, 2007, as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2007. As of February 7, 2008, Copper River Partners, L.P., a New York limited partnership ("Copper River"), and the other investment funds and accounts over which Marc C. Cohodes holds investment control and voting control with respect to their investments (collectively, the "Funds"), held in the aggregate 6,884,378 shares of the Company's Common Stock, or 5.3% of those shares of Common Stock deemed issued and outstanding as of that date. Mr. Cohodes by virtue of his position as (i) the managing partner of Copper River, and (ii) the President of Copper River Management, L.P., the investment advisor to the Funds, possesses the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cohodes, as of February 7, 2008, is deemed to beneficially own 6,884,378 shares of the Company's Common Stock, or 5.3% of those shares of Common Stock deemed issued and outstanding as of that date.

Item 5.  Ownership of Five  Percent or Less  of a Class.

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 13, 2008


                                               /s/ Marc C. Cohodes
                                               ---------------------------------
                                               Marc C. Cohodes, as the  managing
                                               partner of Copper River Partners,
                                               L.P. and the  President of Copper
                                               River Management, L.P.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)